EXHIBIT 99.1

For more information, contact:
Investor Relations
(713) 634-7775
Email: investor@furmanite.com

FURMANITE CORPORATION REPORTS
THIRD QUARTER 2015 RESULTS

Delivers Third Quarter Diluted Earnings per Share from Continuing Operations of $0.04,
Adjusted Diluted Earnings per Share from Continuing Operations of $0.05

HOUSTON, TEXAS (November 6, 2015) – Furmanite Corporation (NYSE: FRM) today reported results for the three and nine months ended September 30, 2015.

Third Quarter 2015 Results

Revenues for the three months ended September 30, 2015 were $97.4 million, an increase of $2.2 million, or 2.4%, from the $95.2 million reported for the three months ended September 30, 2014. Operating income was $3.1 million for the 2015 third quarter, compared to $2.5 million for the same quarter last year. Income from continuing operations was $1.5 million, or $0.04 per diluted share in the 2015 third quarter, compared to $1.2 million, or $0.03 per diluted share, in the 2014 third quarter. Loss from discontinued operations, which reflects the operations and disposal of the Company’s former Furmanite Technical Solutions (“FTS”) division, was $(1.4) million, or $(0.04) per diluted share, in the 2015 third quarter, compared to $(0.1) million, or less than $(0.01) per diluted share, for the same quarter last year. Net income was $0.2 million, or less than $0.01 per diluted share, in the 2015 third quarter, compared to $1.1 million, or $0.03 per diluted share, for the same quarter last year.

Foreign currency exchange rate changes unfavorably impacted revenues, operating income, income from continuing operations and diluted earnings per share from continuing operations by $5.2 million, $0.3 million, $0.2 million and less than $0.01 per share, respectively, for the three months ended September 30, 2015.

Excluding the foreign currency impacts and certain non-routine items, adjusted operating income for the three months ended September 30, 2015 increased by $0.5 million to $3.8 million(A), compared to $3.3 million(A), for the three months ended September 30, 2014. Adjusted income from continuing operations increased to $1.8 million(A), or $0.05(A) adjusted diluted earnings per share, for the 2015 third quarter, from $1.7 million(A), or $0.04(A) adjusted diluted earnings per share, in the 2014 third quarter.

Nine Months Ended September 30, 2015 Results

Revenues for the nine months ended September 30, 2015 were $296.5 million, a decrease of $10.8 million, or 3.5%, from the $307.3 million reported for the nine months ended September 30, 2014. Operating income was $12.2 million in the nine months ended September 30, 2015, compared to $14.4 million for the same period last year. Income from continuing operations was $5.4 million, or $0.14 per diluted share, compared to $7.4 million, or $0.19 per diluted share, in the nine months ended September 30, 2014. Loss from discontinued operations was $(1.6) million, or $(0.04) per diluted share for the nine months ended September 30, 2015, compared to $(0.9) million, or $(0.02) for the same period last year. Net income was $3.8 million, or $0.10 per diluted share, compared to $6.6 million, or $0.17 per diluted share, in the nine months ended September 30, 2014.

Foreign currency exchange rate changes unfavorably impacted revenues, operating income, income from continuing operations and diluted earnings per share from continuing operations by $15.4 million, $1.2 million, $1.9 million and $0.05 per share, respectively, for the nine months ended September 30, 2015.

Excluding the foreign currency impacts, $2.2 million of incremental costs associated with the Company’s 2015 Annual Meeting and certain other non-routine items, adjusted operating income was $15.6 million(A) for the nine months ended September 30, 2015, compared to $15.3 million(A) for the same period in 2014. Adjusted income from continuing operations increased to $8.6 million(A), or $0.23(A) adjusted diluted earnings per share, for the nine months ended September 30, 2015, compared to $8.5 million(A), or $0.22(A) adjusted diluted earnings per share, for the same period in 2014.

Financial Position

As of September 30, 2015, the Company’s cash balance was $47.1 million. The Company’s cash balance, along with the $73.4 million of availability under its credit facility, provides the Company liquidity of $120.5 million.

Proposed Merger with Team, Inc.

On November 1, 2015, the Company and Team, Inc. (NYSE: TISI) (“Team”) entered into a definitive merger agreement in which Team will acquire all of the outstanding shares of the Company in a stock-for-stock transaction. The agreement was unanimously approved by the boards of directors of both companies. The transaction is subject to the required approvals of the stockholders of both companies, regulatory approvals and other customary closing conditions. It is anticipated that the closing of the transaction will occur in the first quarter of 2016. In light of the pending transaction with Team, the Company is discontinuing its quarterly conference calls for the investment community.

(A) These items are financial measures not calculated in accordance with generally accepted accounting principles (“GAAP”) and exclude the impact of 1) foreign currency exchange rate changes, 2) incremental professional fees and other costs associated with the Company’s 2015 Annual Meeting of Stockholders, 3) incremental compensation expenses pursuant to the provisions of a retirement agreement with a Company executive, 4) a non-routine pension curtailment/settlement gain, 5) the write off of debt issuance costs associated with an amendment to the Company’s credit facility, 6) non-routine loss contingency and bad debt expenses and 7) a non-routine insurance-related benefit. Management believes that results excluding these impacts provide additional meaningful and comparable information to analysts and is useful in comparing the operational trends of Furmanite Corporation, by excluding the impact of foreign currency exchange rate changes and certain items not representative of core operations. Reconciliations to the applicable GAAP measures are included at the end of the press release.

ABOUT FURMANITE CORPORATION

Furmanite Corporation (NYSE: FRM), founded in 1920, is one of the world’s largest specialty industrial services companies, providing world class solutions to customer needs through more than 80 offices on six continents. The Company delivers a wide portfolio of inspection and mechanical services which help monitor, maintain and renew the global energy, industrial and municipal infrastructures. Furmanite serves a broad range of industry sectors, including refining, offshore, sub-sea, pipeline, power generation, chemical, petrochemical, pulp and paper, water utilities, automotive, mining, marine and steel manufacturing. World Headquarters and Global Support Operations are located in Houston, Texas; Rotterdam, Netherlands; Kendal, United Kingdom and Melbourne, Australia. For more information, visit www.furmanite.com.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," “creates” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Team’s and Furmanite’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control.

These forward-looking statements are subject to a number of factors, assumptions, risks and uncertainties which could cause Team’s, Furmanite’s or the combined company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

These factors, assumptions, risks and uncertainties include, but are not limited to: (1) Team’s or Furmanite’s stockholders may fail to approve the transaction, on the expected timeline or at all; (2) conditions to the closing of the merger may not be satisfied, on the expected timeline or at all; (3) the transaction may involve unexpected costs, liabilities or delays; (4) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (5) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (6) the businesses of Team and Furmanite may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (7) the expected growth opportunities, costs savings or other benefits from the transaction may not be fully realized or may take longer to realize than expected; (8) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (9) operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (10) reputational risks and the reaction of the companies' customers to the transaction; (11) diversion of management time on merger related issues; (12) customer acceptance of the combined company's products and services; (13) the outcome of any legal proceeding relating to the transaction; and (14) any changes in the strategy of Team, Furmanite or the anticipated strategy of the combined company.

Additional factors that could cause Team’s and Furmanite’s results to differ materially from those described in the forward-looking statements can be found in Team’s and Furmanite’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC's website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Team, Furmanite, or the proposed merger or other matters and attributable to Team, Furmanite or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Team and Furmanite do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER.

When available, the joint proxy statement/prospectus will be mailed to stockholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov).

In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.Teaminc.com.

Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com.

The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Team and Furmanite in connection with the proposed merger.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC.

Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above.

Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

FURMANITE CORPORATION
CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share data)
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2015	2014	2015	2014

Revenues	$97,408	$95,160	$296,539	$307,305
Costs and expenses:
Operating costs (exclusive of depreciation and amortization)	71,774	68,122	212,119	217,473
Depreciation and amortization expense	2,877	2,830	8,473	8,145
Selling, general and administrative expense	19,621	21,757	63,742	67,266
Total costs and expenses	94,272	92,709	284,334	292,884
Operating income	3,136	2,451	12,205	14,421
Interest income and other income (expense), net	146	174	(932)	(429)
Interest expense	(345)	(467)	(1,333)	(1,356)
Income from continuing operations before income taxes	2,937	2,158	9,940	12,636
Income tax expense	(1,418)	(986)	(4,494)	(5,197)
Income from continuing operations	1,519	1,172	5,446	7,439
Loss from discontinued operations, net of income tax	(1,359)	(110)	(1,598)	(854)
Net Income	$160	$1,062	$3,848	$6,585

Basic earnings (loss) per common share:
Continuing operations	$0.04	$0.03	$0.14	$0.20
Discontinued operations	(0.04)	—	(0.04)	(0.02)
Net income	$—	$0.03	$0.10	$0.18
Diluted earnings (loss) per common share:
Continuing operations	$0.04	$0.03	$0.14	$0.19
Discontinued operations	(0.04)	—	(0.04)	(0.02)
Net income	$—	$0.03	$0.10	$0.17
Adjusted diluted earnings (loss) per share[1]:
Continuing operations[1]	$0.05	$0.04	$0.23	$0.22
Discontinued operations[1]	(0.01)	0.01	(0.02)	(0.01)
Net income[1]	$0.04	$0.05	$0.21	$0.21
Weighted-average number of common and common equivalent shares used in computing earnings (loss) per common share:
Basic	37,882	37,659	37,823	37,615
Diluted	37,979	37,905	37,981	37,856

EBITDA from continuing operations[2]	$6,159	$5,455	$19,746	$22,137
Adjusted EBITDA from continuing operations[2]	$6,819	$6,161	$24,430	$23,474
__________________

[1]
Adjusted diluted earnings (loss) per share presented above are non-GAAP financial measurements that excludes the impact of 1) foreign currency exchange rate changes, 2) incremental professional fees and other costs associated with the Company’s 2015 Annual Meeting of Stockholders, 3) incremental compensation expenses pursuant to the provisions of a retirement agreement with a Company executive, 4) a non-routine pension curtailment/settlement gain, 5) the write off of debt issuance costs associated with an amendment to the Company’s credit facility, 6) integration, management transition, exit costs and loss on disposal attributable to the FTS division, 7) non-routine loss contingency and bad debt expenses and 8) a non-routine insurance-related benefit. Management believes that results excluding these impacts provide additional meaningful and comparable information to analysts and is useful in comparing the operational trends of Furmanite Corporation, by excluding the impact of foreign currency exchange rate changes and certain expenses not representative of core operations. Reconciliations to the applicable GAAP measures are included at the end of the press release.

[2]
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) presented above is a non-GAAP financial measurement. The Company believes that investors and other users of the financial statements benefit from the presentation of this non-GAAP measurement because it provides an additional metric to evaluate the Company’s core operating performance by excluding the effects of depreciation and amortization expense, interest expense and income tax expense from income from continuing operations. Adjusted EBITDA further excludes 1) foreign currency exchange rate changes, 2) incremental professional fees and other costs associated with the Company’s 2015 Annual Meeting of Stockholders, 3) incremental compensation expenses pursuant to the provisions of a retirement agreement with a Company executive, 4) a non-routine pension curtailment/settlement gain, 5) non-routine loss contingency and bad debt expenses and 6) a non-routine insurance-related benefit. Reconciliations of EBITDA and Adjusted EBITDA to the most directly comparable GAAP measures are included at the end of the press release.

FURMANITE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(Unaudited)

	September 30,	December 31,
	2015	2014

Cash	$47,130	$33,753
Trade receivables, net	98,427	93,115
Inventories, net	43,728	36,696
Other current assets	16,411	15,260
Current assets of discontinued operations	2,615	23,866
Total current assets	208,311	202,690
Property and equipment, net	49,748	49,855
Other assets	26,375	28,303
Non-current assets of discontinued operations	10	3,323
Total assets	$284,444	$284,171

Current liabilities	$44,501	$46,672
Current liabilities of discontinued operations	3,933	9,395
Total current liabilities	48,434	56,067
Total long-term debt	68,891	61,853
Other liabilities	22,163	23,787
Total stockholders’ equity	144,956	142,464
Total liabilities and stockholders’ equity	$284,444	$284,171

FURMANITE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	For the Nine Months Ended September 30,
	2015	2014

Net income	$3,848	$6,585

Loss from discontinued operations	1,598	854
Depreciation, amortization and other non-cash items	9,554	10,201
Working capital changes	(11,428)	(6,442)
Operating activities of discontinued operations	(28)	4,745
Net cash provided by operating activities	3,544	15,943

Capital expenditures	(7,857)	(4,985)
Acquisition of businesses	—	(265)
Proceeds from sale of assets	320	17
Proceeds from sale of FTS	13,839	—
Proceeds from issuance of debt	44,600	—
Payments on debt	(39,056)	(916)
Debt issuance costs	(571)	—
Issuance of common stock	65	148
Other, net	(186)	(401)
Effect of exchange rate changes on cash	(1,321)	(485)
Increase in cash and cash equivalents	13,377	9,056
Cash and cash equivalents at beginning of period	33,753	33,240
Cash and cash equivalents at end of period	$47,130	$42,296

FURMANITE CORPORATION
BUSINESS SEGMENT DATA
(in thousands)
(Unaudited)

	Technical Services	Engineering & Project Solutions	Corporate[1]	Total
Three months ended September 30, 2015
Revenues from external customers	$81,938	$15,470	$—	$97,408
Operating income (loss)[2]	$6,517	$963	$(4,344)	$3,136

Three months ended September 30, 2014
Revenues from external customers	$85,762	$9,398	$—	$95,160
Operating income (loss)[2]	$7,832	$307	$(5,688)	$2,451

Nine months ended September 30, 2015
Revenues from external customers	$259,317	$37,222	$—	$296,539
Operating income (loss)[2]	$28,506	$1,899	$(18,200)	$12,205

Nine months ended September 30, 2014
Revenues from external customers	$279,801	$27,504	$—	$307,305
Operating income (loss)[2]	$29,781	$108	$(15,468)	$14,421

_______________________________

[1]
Corporate represents certain corporate overhead costs, including executive management, strategic planning, treasury, legal, human resources, information technology, accounting and risk management, which are not allocated to reportable segments.

[2]
For the three and nine months ended September 30, 2015, Corporate includes nil and approximately $2.2 million, respectively, of incremental professional fees and other costs associated with the Company’s 2015 Annual Meeting of Stockholders. For both the three and nine months ended September 30, 2014, Corporate includes approximately $0.9 million of incremental compensation expenses pursuant to the provisions of a retirement agreement with a Company executive.

FURMANITE CORPORATION
Reconciliation of Non-GAAP Financial Measures
(in thousands, except per share data)

	For the Three Months
	Ended September 30, 2015
	As Reported	Foreign Currency Impacts	Other Reconciling Items [1,2]	Non-GAAP Basis
Revenues	$97,408	$5,176	$—	$102,584
Operating costs	71,774	3,781	—	75,555
Depreciation & amortization	2,877	120	—	2,997
Selling, general and administrative expense	19,621	926	(304)	20,243
Operating income	3,136	349	304	3,789
Interest income and other income (expense), net	146	(113)	—	33
Interest expense	(345)	—	—	(345)
Income from continuing operations before income taxes	2,937	236	304	3,477
Income tax expense	(1,418)	(59)	(175)	(1,652)
Income from continuing operations	1,519	177	129	1,825
Loss from discontinued operations, net of income tax	(1,359)	—	917	(442)
Net income	$160	$177	$1,046	$1,383
Diluted earnings per share - continuing operations	0.04	—	0.01	0.05
Diluted loss per share - discontinued operations	(0.04)	—	0.03	(0.01)
Diluted earnings per share - net income	$—	$—	$0.04	$0.04

	For the Three Months
	Ended September 30, 2014
	As Reported	Foreign Currency Impacts	Other Reconciling Items [1,2]	Non-GAAP Basis
Revenues	$95,160	$—	$—	$95,160
Operating costs	68,122	—	—	68,122
Depreciation & amortization	2,830	—	—	2,830
Selling, general and administrative expense	21,757	—	(858)	20,899
Operating income	2,451	—	858	3,309
Interest income and other income (expense), net	174	(152)	—	22
Interest expense	(467)	—	—	(467)
Income from continuing operations before income taxes	2,158	(152)	858	2,864
Income tax expense	(986)	135	(343)	(1,194)
Income from continuing operations	1,172	(17)	515	1,670
Income (loss) from discontinued operations, net of income tax	(110)	—	195	85
Net income	$1,062	$(17)	$710	$1,755
Diluted earnings per share - continuing operations	0.03	—	0.01	0.04
Diluted earnings per share - discontinued operations	—	—	0.01	0.01
Diluted earnings per share - net income	$0.03	$—	$0.02	$0.05
_____________________________

1
For the three months ended September 30, 2015, other reconciling items applicable to continuing operations consist of the following non-routine items: loss contingency expense of $0.5 million, bad debt expense of $0.2 million, an insurance-related benefit of $0.4 million and the related tax impacts of $0.2 million. For the three months ended September 30, 2014, other reconciling items applicable to continuing operations consist of incremental compensation expenses pursuant to the provisions of a retirement agreement with a Company executive of $0.9 million and the related tax impact of $0.3 million.

2
For the three months ended September 30, 2015, the reconciling item applicable to discontinued operations consists of exit costs of $1.2 million ($0.7 million net of tax) and the loss on the sale of FTS of $0.4 million ($0.2 million net of tax). For the three months ended September 30, 2014, the reconciling item applicable to discontinued operations consists of direct costs associated with the integration and management transition of the FTS division of $0.3 million ($0.2 million net of tax).

FURMANITE CORPORATION
Reconciliation of Non-GAAP Financial Measures (Continued)
(in thousands, except per share data)

	For the Nine Months
	Ended September 30, 2015
	As Reported	Foreign Currency Impacts	Other Reconciling Items [1,2]	Non-GAAP Basis
Revenues	$296,539	$15,427	$—	$311,966
Operating costs	212,119	11,109	332	223,560
Depreciation & amortization	8,473	321	—	8,794
Selling, general and administrative expense	63,742	2,757	(2,454)	64,045
Operating income	12,205	1,240	2,122	15,567
Interest income and other income (expense), net	(932)	1,001	—	69
Interest expense	(1,333)	—	149	(1,184)
Income from continuing operations before income taxes	9,940	2,241	2,271	14,452
Income tax expense	(4,494)	(305)	(1,005)	(5,804)
Income from continuing operations	5,446	1,936	1,266	8,648
Loss from discontinued operations	(1,598)	—	917	(681)
Net income	$3,848	$1,936	$2,183	$7,967
Diluted earnings per share - continuing operations	0.14	0.05	0.04	0.23
Diluted loss per share - discontinued operations	(0.04)	—	0.02	(0.02)
Diluted earnings per share - net income	$0.10	$0.05	$0.06	$0.21

	For the Nine Months
	Ended September 30, 2014
	As Reported	Foreign Currency Impacts	Other Reconciling Items [1,2]	Non-GAAP Basis
Revenues	$307,305	$—	$—	$307,305
Operating costs	217,473	—	—	217,473
Depreciation & amortization	8,145	—	—	8,145
Selling, general and administrative expense	67,266	—	(858)	66,408
Operating income	14,421	—	858	15,279
Interest income and other income (expense), net	(429)	479	—	50
Interest expense	(1,356)	—	—	(1,356)
Income from continuing operations before income taxes	12,636	479	858	13,973
Income tax (expense)	(5,197)	22	(343)	(5,518)
Income from continuing operations	7,439	501	515	8,455
Loss from discontinued operations	(854)	—	327	(527)
Net income	$6,585	$501	$842	$7,928
Diluted earnings per share - continuing operations	0.19	0.01	0.02	0.22
Diluted loss per share - discontinued operations	(0.02)	—	0.01	(0.01)
Diluted earnings per share - net income	$0.17	$0.01	$0.03	$0.21
______________________________

1
For the nine months ended September 30, 2015, other reconciling items applicable to continuing operations consist of the following non-routine items: a pension curtailment/settlement gain of $0.3 million, incremental professional fees and other costs associated with the Company’s 2015 Annual Meeting of Stockholders of $2.2 million, loss contingency expense of $0.5 million, bad debt expense of $0.2 million, an insurance-related benefit of $0.4 million and the related tax impacts of $1.0 million. For the nine months ended September 30, 2014, other reconciling items applicable to continuing operations consist of incremental compensation expenses of $0.9 million pursuant to the provisions of a retirement agreement with a Company executive and the related tax impact of $0.3 million.

2
For the nine months ended September 30, 2015, the reconciling items applicable to discontinued operations consists of exit costs of $1.2 million ($0.7 million net of tax) and the pre-tax loss on the disposition of FTS of $0.4 million ($0.2 million net of tax). For the nine months ended September 30, 2014, the reconciling item applicable to discontinued operations consists of direct costs associated with the integration and management transition of the FTS division of $0.5 million ($0.3 million net of tax).

FURMANITE CORPORATION
Reconciliation of Non-GAAP Financial Measures (continued)
(in thousands)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2015	2014	2015	2014

Reconciliation of EBITDA to Net Income:
EBITDA	$6,159	$5,455	$19,746	$22,137
Less:
Depreciation and amortization expense	(2,877)	(2,830)	(8,473)	(8,145)
Interest expense	(345)	(467)	(1,333)	(1,356)
Income tax expense	(1,418)	(986)	(4,494)	(5,197)
Loss from discontinued operations, net of income tax	(1,359)	(110)	(1,598)	(854)
Net income	$160	$1,062	$3,848	$6,585

Reconciliation of Adjusted EBITDA to Net income:
Adjusted EBITDA	$6,819	$6,161	$24,430	$23,474
Foreign currency impacts	(356)	152	(2,562)	(479)
Pension curtailment/settlement gain	—	—	332	—
Incremental professional fees and other costs associated with 2015 Annual Meeting of Stockholders	—	—	(2,150)	—
Incremental compensation expense pursuant to the provisions of a retirement agreement with a Company executive	—	(858)	—	(858)
Non-routine bad debt expense	(223)	—	(223)	—
Non-routine loss contingency expense	(500)	—	(500)	—
Non-routine insurance-related benefit	419	—	419	—
EBITDA	6,159	5,455	19,746	22,137
Less:
Depreciation and amortization expense	(2,877)	(2,830)	(8,473)	(8,145)
Interest expense	(345)	(467)	(1,333)	(1,356)
Income tax expense	(1,418)	(986)	(4,494)	(5,197)
Loss from discontinued operations, net of income tax	(1,359)	(110)	(1,598)	(854)
Net income	$160	$1,062	$3,848	$6,585